Exhibit 99.1

Chinese Patent Granted for CytoMed Therapeutics’ Licensed iPSC-based Technology

Singapore, Singapore – (September 25, 2023) – CytoMed Therapeutics Limited (NASDAQ: GDTC) (“CytoMed” or “Company”), a Singapore-based biopharmaceutical company focused on harnessing its proprietary technologies to develop novel donor-derived cell-based allogeneic immunotherapies for the treatment of various cancers, today announced that its exclusively licensed induced pluripotent stem cell (iPSC)-based technology has been granted a patent by the China National Intellectual Property Administration (CNIPA).

“We’re thrilled to strengthen our existing suite of patents,” said Peter Choo, Chairman of CytoMed. “Now this novel iPSC-based technology has been granted patent in China and Japan (where the iPSC technology was pioneered in 2006). Such progress further expands the Company’s current patent portfolio to three countries, consisting of and including patents granted in the US and China for our licensed allogeneic chimeric antigen receptor gamma delta T cell (CAR-γδ T cell) technology which is expected to start phase I clinical trial in Singapore soon.”

For cancer treatment, immune cells such as γδ T cells and natural killer (NK) cells are invaluable therapeutic cells due to their ability to express an array of built-in receptors that recognize stress-induced cancer antigens naturally.

By combining the iPSC technology and directed differentiation, CytoMed can generate a novel type of synthetic hybrid immune cells, γδ NKT cells, that express cancer recognition receptors of both γδ T cells and NK cells to recognize a wide range of cancers without genetic modification or use of viral vectors. As an allogeneic cell source, the Company’s iPSC-derived γδ NKT cells may potentially become an “off-the-shelf” cell therapy that is applicable to a large pool of patients.

The patent titled “Methods and Kits for Generating Mimetic Innate Immune Cells from Pluripotent Stem Cells” with Patent No. ZL201880022790.X, published as CN 110691844 B, covers technologies to derive novel synthetic γδ NKT cells for the treatment of various types of cancers including hematological malignancies and solid tumors. This asset is currently under preclinical development. The Company holds an exclusive, worldwide license to use this patent pursuant to the Licence Agreement dated June 1, 2018, which was filed with the Securities and Exchange Commission as an exhibit to the registration statement on Form F-1 (File No.: 333-268456) on March 30, 2023.

About CytoMed Therapeutics Limited (CytoMed)

Incorporated in 2018, CytoMed was spun off from the Agency for Science, Technology and Research (A*STAR), Singapore’s leading research and development agency in the public sector. It is a biopharmaceutical company focused on harnessing its licensed proprietary technologies to create novel cell-based immunotherapies for the treatment of human cancers. The development of novel technologies has been inspired by the clinical success of existing CAR-T therapies in treating hematological malignancies, as well as the current clinical limitations and commercial challenges in extrapolating the CAR-T principle into treatment of solid tumors. For more information, please visit www.cytomed.sg and follow us on Twitter @CytomedSG,on LinkedIn, and Facebook

Forward Look Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s plans to develop and commercialize its product candidates; the initiation, timing, progress and results of the Company’s current and future pre-clinical studies and clinical trials and the Company’s R&D programs; the Company’s expectations regarding the impact of the ongoing COVID-19 pandemic on its business, the Company’s industry and the economy; the Company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; the Company’s ability to successfully acquire or obtain licenses for additional product candidates on reasonable terms; the Company’s ability to establish and maintain collaborations and/or obtain additional funding and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof.

Investor and Media Contacts

Investors:

Matt Hughes

Allele Capital Partners

mhughes@allelecapital.com

Media:

Toni McLaughlin

Allele Communications

tmclaughlin@allelecommunications.com